August 19, 2005


via U.S. Mail
Ensource Energy Income Fund LP
Scott W. Smith
Chief Executive Officer
Ensource Energy Income Fund LP
910 Travis St., Suite 1905
Houston, Texas 77002


Re:	Ensource Energy Income Fund LP
      Registration Statement on
      Form S-4
      File No. 333-126068
      Filed June 23, 2005

Dear Mr. Smith:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form S-4

General

1. Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure.
This will eliminate the need for us to repeat similar comments.

2. We note that the Trust must liquidate as of May 15, 2013 whereas the Partnership has no designated termination date. Provide the disclosure required by the roll-up rules. See Securities Act
Release
33-6900.

3. Provide updated and current disclosure throughout the prospectus.
For example, update the status of your application with the New
York
Stock Exchange and the status of the completion of the private placement you indicate will be conducted by Ensource Energy
Partners,
LP in order to provide you with the capital contribution that is a condition of the exchange offer.

4. Please be advised that we will need time to review all omitted exhibits, including the management agreements referenced as exhibits
10.1 and 10.2 and the opinions of counsel. We may have further comments.

5. Minimize the usage of defined terms. Further, when using defined terms, ensure that you define such terms when first used. For example, the term Distribution Threshold amount is used throughout the Question and Answer and Summary sections but is not defined until page 77. Please revise the disclosure accordingly.

6. Pursuant to the requirements of Item 14 of Form S-4, please provide information with respect to the registrant as required by Items 301, 303 and 305 of Regulation S-K.

7. Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1 (a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

8. We note that all gas currently produced by the Trust is purchased by Eastern Marketing Corporation. In the appropriate location(s), address how the exchange offer and second-step merger affects that agreement and any other agreements with Eastern America.


Cover Page

9. Limit the outside cover page to one page. See Item 501(b)(1) of
Regulation S-K.

Where You Can Find More Information, page iv

10. Please revise the disclosure to reflect the new address of the Securities and Exchange Commission at 100 F Street NE. Washington, DC
20549.

Cautionary Note Regarding Forward Looking Statements, page iv

11. Delete the phrase "within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act" or revise the disclosure to make clear that the safe harbor protections do not
apply to statements made in connection with the tender offer.   We
remind you that statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private
Securities Litigation Reform Act of 1995.  See Section
21E(b)(2)(C)
of the Exchange Act and Regulation M-A telephone interpretation
M.2
of the July 2001 Supplement to the Division of Corporation
Finance`s
Manual of Publicly Available Telephone Interpretations.

Note on NGT Information, page iv

12. Please highlight and move to the beginning of this section, the third sentence of this section to emphasize the fact that NGT and its trustee have not cooperated or recommended any action with respect to your engagement and unitholders` participation in the exchange offer/tender offer.

Questions and Answers About the Exchange Offer and Second-Step
Merger, page 1

13. Please eliminate duplicative disclosure regarding the offer that appears in the Questions and Answers section and Summary section. For example, repetitive disclosure appears regarding the conditions of the exchange offer, the procedures related to tendering and withdrawing depositary units and the consideration being offered to deposit trust unitholders in the offer.

14. Revise this section and the Summary to provide a more balanced
discussion.   We note for example, that you do not clearly
disclose
the fact that the trustee`s consent is a pre-condition to effecting the second-step merger and implementing the proposed business plan set forth in the prospectus. Also, while referencing the business model and acquisition model you plan on implementing, you fail to disclose that deposit trust unitholders have no basis upon which to evaluate your choice of acquisitions or business model because the operating company has not yet made and has not yet identified and developed any other property acquisitions. Finally, address some of the risk associated with the exchange and your business plan - i.e.
uncertainty regarding the interests you may acquire, the risks associated with hedging, etc.

15. Please update us as to the status of any further negotiations you have had with the trustee. Additionally, inform us of whether or not the trustee will likely withhold its consent to the second-step merger in the event the exchange offer is successful. Elaborate upon the circumstances in which the Trustee`s consent can or will be granted. Explain what fiduciary duties the Trustee is bound to follow and whether there is any applicable contractual agreement or state law that defines these duties.

"What is the Partnership`s...," page 1

16. Revise the disclosure so that you include either in this section or the Summary, further clarity, as partially done on page 28, regarding how withdrawn units became withdrawn. Provide further information regarding the rights such unitholders have relative to deposit trust unithholders, the "certain circumstances" that impact the transferability of such withdrawn units and whether such units can become "re-deposited" such that they would be available for tender. In light of the fact that you are not making the offer to holders of withdrawn trust units, tell us what consideration was given to the applicability of the Rule 14d-10 to your offer.

What will I Receive in Exchange...," page 2

17. In addition to the example you provide, indicate the amount of the special cash distribution each holder would receive per unit if the minimum tender condition were satisfied and if all units were tendered so that holders are provided with a range of the amount that would be distributed to them upon consummation of the offer.

"Why is the Partnership Proposing...," page 3

18. In light of the fact that there is no guarantee of your ability to provide and pay for the cash distribution you cite and it is not required disclosure under Item 501 of Regulation S-K, eliminate the reference to the $0.50 proposed distribution that appears in the response. Also, balance the disclosure in the response by addressing why unitholders of a publicly traded company should exchange their units for the units of your company and the risks associated with your lack of an operational history.

19. In the seventh bullet, you discuss UBTI. You also raise this point in other parts of the prospectus. Here, or elsewhere, address the Trust`s exposure and history regarding UBTI.

Who is Ensource Energy Income Fund?, page 4

20. Rather than state that you are "newly-created," indicate the date you were formed.

21. Regarding transactions between the Board and the General
Partner,
indicate, if true, that there are no procedures in place for addressing possible conflicts of interest which may arise.

"Who is Ensource Reserves ?", page 5

22. Revise to clarify that the company`s financial success is completely reliant on the success of the operating company, and the general partner`s management thereof.

"Was an Independent Representative...," page 9

23. In light of the decision made to not receive a fairness opinion with respect to the exchange offer consideration being offered, please revise to provide throughout the prospectus, further background as to the basis for the consideration amount offered in the offer.

"What is the Market Value...," page 12

24. Indicate in the response that there is no current market for the common units of the partnership that would be offered to deposit unit holders in the exchange.

Summary, page 14
Reasons for the Offer, page 15

25. The summary should summarize and not repeat in its entirety, disclosure found in the Background and Reasons for the Exchange Offer section of the prospectus. In this regard, we note that the disclosure under this heading is substantially identical to disclosure appearing on page 59. Please revise the summary discussion accordingly.

26. Please move the organizational chart that appears on page 23, closer to the commencement of the Summary section. Consider revising this chart to reflect the ownership interest that the Former Trust Unitholders will have in the Partnership as compared to the General
Partner.  Further disclose the members of Ensource.

27. Tell us what you mean by the "business mode of the publicly traded Canadian energy income funds" and provide objective support for your statement that they "have been quite successful." In the alternate, remove those statements.

Exchange of Depositary Units; Delivery of Partnership Common Units and Cash, page 16

28. You indicate here that the Partnership will "accept all depositary units validly tendered and not properly withdrawn as promptly as practicable after the expiration date..." Please revise to state that you will pay the exchange consideration "promptly," not
"as promptly as practicable," following the expiration of the offer, and not after acceptance of the depositary units for exchange. Refer to Rule 14e-1(c). See also your disclosure on page 64 where you refer to the exchange and return of units "as soon as practicable" instead of "promptly."

Second-Step Merger, page 19

29. Please revise the disclosure to include a discussion that expands upon the risk of the trustee withholding its consent to the merger and the implications to your business plan and unitholders should this occur.

Risk Factors, page 33

30. A significant portion of the risk factor discussion contains
generic risks, applicable to any company in the industry.   To
provide more meaningful disclosure, please revise to tailor the risk factor discussion to discuss only those risks that impact you and disclose the unique aspects of your business and business plans that would be affected by such risks. For example but not limited to, the risk factor discussion under the heading "Substantial acquisitions or other transactions...," on page 39 does not address the unique risk you may face, as a newly formed company, in obtaining equity or debt financing. To the extent applicable, review the risk factors and revise them to include a more tailored discussion. We may have further comments.

31. Avoid repetitive disclosure in the risk factor discussion. We note, for example, the risk regarding industry competition is repeated in varying forms, on pages 37 and 45.

32. Please revise your risk factor headings throughout this section to succinctly capture the principal risk described in the risk factor disclosure under the heading. We note for example, lengthy headings for the risks, on page 34, "Our future distributions...,"and
"Pending
our review...," and on page 37, "The Operating Company..." Please revise accordingly.

"Our future distributions...," page 34

33. Please clarify the risk being disclosed. It would appear that the risk is the company`s reliance on the operating company, through the management of the general partner, to successfully acquire and develop properties to be burdened by the net profits interests you
will acquire.   If so, note our comment above regarding
elimination
of repetitive disclosure as this risk appears to substantially reflect the risk disclosed under the heading "Our acquisition activities may not be successful..." on page 35. Please revise or advise.

"We may not have sufficient...," page 35

34. Please revise to shorten the risk factor. Delineate the circumstances that could lead to distributions not occurring.
Provide cross-references to definitions that appear elsewhere in the prospectus.

"If the General Partner...," page 46

35. Please reconcile for us the disclosure under this heading and the disclosure regarding management`s lack of experience found on page 53.

36. Revise the heading of the risk factor to specify that you have no employees and indicate the total number of employees you currently have. As disclosed on page 86, expand the risk factor discussion to indicate that Ensource Energy Company LLC has not yet hired any additional employees or contracted oil and gas professionals and the impact the failure to identify and retain such individuals will have on your operations and business.

"Our General Partner may have...," page 53

37. Revise the risk factor to indicate that there "is" rather than "may be" a conflict of interest due to the fact that your general partner and its general partner are managed and controlled by the same persons.

"The Operating Company will pay...," page 55

38. Eliminate the disclosure regarding the management fee scale and second paragraph of the disclosure under this heading so that proper emphasis is placed on the risk to unitholders and the company caused by the incentive distribution system as delineated in the last paragraph of the disclosure under this heading.

"Ensource may be removed...", page 56

39. Inform us of the identity of the limited partners of your general partner.

The Offer, page 61

Extension, Termination and Amendment, page 62

40. See the third full paragraph of this discussion. You refer to your ability to terminate the offer under circumstances that will arise after the expiration of the offer. We take the position that all conditions to the offer must be satisfied or waived prior to the expiration of the offer. Please revise. Further, consider moving this disclosure, to the extent you retain it, to the discussion that appears on page 67 under "Conditions of the Offer."

41. Confirm that you will disclose sufficiently in advance of the expiration of the offer, whether you will have a subsequent offering period. Further, please supplement the disclosure to indicate that no withdrawal rights would be available to persons who tender during the subsequent offer period.

Exchange of Depositary Units; Delivery of Our Common Units and
Cash,
page 63
42. Revise the language reserving the right to delay exchange of units "in order to comply with any applicable law." Payment may be delayed in anticipation of governmental regulatory approvals, not to effect general legal compliance.

Conditions of the Offer, page 64

43. We note that you may determine in your "sole discretion" whether to terminate the offer based upon whether certain offer conditions have occurred or are satisfied. We remind you that, while you may terminate the offer in your discretion, you must exercise a reasonableness standard in determining whether a condition has been satisfied. Please revise.

44. Eliminate your usage of defined terms and instead, delineate the conditions of the offer as done in the Questions and Answers section of the prospectus. In doing so, please revise to clarify the "impairment condition" and it`s reference to "the expected economic value." We take the position that a tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied.
In this regard, "the expected economic value" is unclear. Please revise.

45. See the last clause of this paragraph where you refer to "after the expiration date" with respect to the satisfaction of certain conditions. Please revise the disclosure to make clear that all conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived on or before the expiration of the offer.
46. In the last paragraph, we note that you may assert or waive the conditions "in whole or in part at any time and from time to time."
In addition, you refer to such right as an "ongoing right which [you] may assert at any time and from time to time." Defining the conditions as an "ongoing right" suggests that conditions may be asserted after the expiration of the offer. Please revise to make clear that all conditions to the offer, other than those dependent upon receipt of governmental regulatory approval, must be satisfied or waived prior to the expiration of the offer.

Source and Amount of Funds, page 72

47. Elaborate upon the source of funds of the General Partner to clarify whether the contribution will be made by available cash on hand or whether such funds are expected to be borrowed for the purpose of the transaction. If the source of funds will be obtained via a capital call, please revise to discuss this. In light of this arrangement, we remind you to ensure that you have included the General Partner as a bidder on the Schedule TO when it comes time for this to be filed.

Cash Distribution Policy, page 75

48. Given your stated intention to distribute a minimum initial quarterly distribution of $0.50 per unit, we believe that you should provide a more detailed discussion about the policy and provide support for the stated distribution amount in your filing. Please expand your disclosures in this section to include the following information:

* rationale for your cash distribution policy;
* restrictions on and your ability to change your cash distribution policy;
* background and effect of the cash distribution policy, including the term of the initial distribution rate, and the uncertainty surrounding your investment strategy;
* effects that subordinated units, including the expected timing of their conversion, are expected to have on your cash distribution policy;
* tabular presentation of your estimated cash available to pay distributions over the next four quarters, based upon the historical information you have available;
* tabular presentation of your unaudited pro forma available cash, depicting the amount of available cash you would have had in fiscal
2004, and in the twelve months ended March 31, 2005;
* indication that the Partnership has no prior operating history and as such, you do not have a historical basis upon which to rely upon with respect to whether you will have sufficient available cash to pay the stated distribution amount; and
* assumptions and considerations related to the preceding disclosure.

We may have additional comments after reviewing your revised disclosures.

49. Generally, when describing your dividend policy, please revise to state what it will be and what you will pay, rather than what you
"intend" or "expect" to declare and pay.

Characterization of Cash Distributions, page 76

50. You disclose that you do not "anticipate" making any distributions from capital surplus. Revise to indicate specifically whether you will ever make distributions from capital surplus and provide a cross-reference to the disclosure on page 79 that indicates the circumstances under which such a distribution would ever be made.
We may have further comments.

Partnership Business and Properties, page 82

Our Growth Strategy, page 85

51. Identify the independent oil and gas research firm in the second paragraph. Provide us with copies of the materials and reports you cite. If you paid to have these reports prepared, file a consent from the research firm.

Investment Size and Ownership Types, page 86

52. To facilitate an investor`s understanding of your business plan, please specify the estimated percentage of projects that will be in the $10-$50 million range versus the $51-$100 million range. Quantify generally, how much more above $100 million, the "few investments" you reference could be. Further, specify the "producing basins" in the United States or general geographic area where the operating company is seeking to make acquisitions.


 Pursuing Acquisitions with a Large Producing Component, page 86

53. Disclose the timeline Ensource Energy Company LLC has established to hire full-time and contract oil and gas professionals and whether any such professionals have already been hired. Further, as indicated in the preceding paragraph on this page, please disclose that as of the date of the exchange offer, no acquisitions have been identified or made.

NGT Properties, page 90

54. Please revise, pursuant to the requirements of Item 14 of Form
S-
4, to specifically indicate that you and the affiliated entities managed by Ensource Energy Company LLC currently do not own any properties.

55. Please ensure that you have provided information about the
Trust
as required pursuant to Part C of Form S-4. If furnishing information about the Trust pursuant to Items 10 or 11 of Form S-4, please specifically incorporate by reference the Exchange Act reports
filed by the Trust and provide the information required by the requisite items. If not, then revise to include the disclosure required by Item 16 of Form S-4. We note your reference to the exclusion of information required to provide complete disclosure "regarding the business, operations and financial condition of NGT"
on page v, however, we presume that this is in reference to the
exclusion of certain financial information.   Please revise or
advise.

Our Board of Directors and Executive Officers, page 101

56. Move the information provided in Schedule 1 to this section so that you provide complete biographical sketches and the information required by Item 1003 of Regulation M-A.

Description of the Partnership Agreement, page 115

57. We refer you to your discussion under Limited Call Right. Please advise us as to what consideration was given as to whether you will comply with the tender offer rules and file a Schedule TO when or if this right is exercised. If you believe an exemption from the tender offer rules is available to you, please advise.

Comparison of Depositary Unitholders` and Common Unitholders`
Rights,
page 129

58. See the top of page 131 and your discussion of Election and Removal of Directors/Trustees. The paragraph that appears under the
Rights of Depositary and Trust Unitholders states that "[t]he trustee and Delaware trustee may be removed with the vote of the holders of not or without cause." This sentence appears to be incomplete. Please revise.

Financial Statements, page F-1

59. We believe it will be necessary to include pro forma financial information in your registration statement, prepared in a manner that is consistent with the guidance in Article 11 of Regulation S-X.
We
encourage you to consult with us regarding any special difficulties you may have under paragraph (b)(6).

Engineering Comments

Exhibits: Ryder Scott Company Reserve Report, page A-1

60. The report states that Eastern American Natural Gas Trust requested for the purpose of the Ryder Scott report that Ryder Scott include Royalty NPI calculated beyond the Liquidation Date of May 15,
2013, even though by the terms of the Trust Agreement the Royalty NPI will be sold by the Trustee on or about this date. Please tell us the materiality of the Royalty NPI and reserves that are represented by reserve quantities that are not estimated to be recovered until after the estimated date of sale by the Trustee.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Donald Delaney at (202) 551-3863 or in his absence, Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have comments on the financial statements and related matters. You may contact James Murphy at (202) 551-3703 if you have questions regarding the engineering comment. Please contact Mellissa Campbell
Duru, at (202) 551-3757, or me at (202) 551-3745 with any other questions.


Sincerely,


							H. Roger Schwall
							Assistant Director
cc: 	via facsimile
	G. Michael O`Leary, Esq.
	Andrews Kurth LLP
	(713) 220-4285 (fax)

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Mr. Scott W. Smith
Ensource Energy Income Fund LP
August 19, 2005
page 13




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010